CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement (this "**Agreement**"), dated as of [EFFECTIVE DATE] , is entered into among Chisos, LLC, a Delaware limited liability company (the "**Company**"), and the persons and entities (each individually a "**Purchaser**," and collectively, the "**Purchasers**") signatories hereto.

WHEREAS, subject to the terms and conditions set forth herein, the Company wishes to issue and sell to the Purchasers, and the Purchasers wish to purchase from the Company, one or more convertible promissory notes in exchange for the consideration (the "**Consideration**") paid by each respective Purchaser.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms not otherwise defined in this Agreement will have the meanings set forth in this Section 1.

1.1 "**Notes**" means the one or more promissory notes issued to each Purchaser pursuant to Section 2, the form of which is attached hereto as EXHIBIT A.

1.2 "**Requisite Noteholders**" means the holders of a majority-in-interest of the aggregate principal amount of the Notes.

1.3 "**Securities Act**" means the Securities Act of 1933, as amended.

2. Purchase and Sale of Notes. In exchange for the Consideration paid by each Purchaser, the Company will sell and issue to such Purchaser one or more Notes. Each Note will have a principal balance equal to that portion of the Consideration paid by such Purchaser for such Note.

3. Closings.

3.1 Initial Closing. The initial closing of the sale of the Notes in return for the Consideration paid by each Purchaser (the "**Initial Closing**") will take place remotely via the exchange of documents and signatures on the date of this Agreement, or at such other time and place as the Company and the Purchasers purchasing a majority-in-interest of the aggregate principal amount of the Notes to be sold at the Initial Closing agree upon orally or in writing. At the Initial Closing, each Purchaser will deliver the Consideration to the Company and the Company will deliver to each Purchaser one or more executed Notes in return for the respective Consideration provided to the Company.

3.2 Subsequent Closings. In any subsequent closing (each a "**Subsequent Closing**"), the Company may sell additional Notes subject to the terms of this Agreement to any purchaser as it will select; provided that such sale will not take place later than April 30, 2022. Any subsequent purchasers of Notes will become parties to, and will be entitled to receive Notes in accordance with, this Agreement. Each Subsequent Closing will take place

remotely via the exchange of documents and signatures or at such locations and at such times as will be mutually agreed upon orally or in writing by the Company and such purchasers of additional Notes. The Company's books and records will be updated to reflect the additional Notes purchased at each Subsequent Closing and the parties purchasing such additional Notes.

4. Conversion. Each Note will be convertible on the terms set forth in the Note.

4.1 Mechanics of Conversion.

(a) Financing Agreements. Each Purchaser acknowledges that the conversion of the Notes pursuant to the terms set forth therein may require such Purchaser's execution of certain agreements relating to the purchase and sale of the equity securities, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). Each Purchaser agrees to execute all of the Financing Agreements in connection with such conversion.

(b) Certificates. As promptly as practicable after the conversion of each Note and the issuance of the related equity securities, the Company (at its expense) will issue and deliver to the holder thereof a certificate or certificates evidencing the such securities (if certificated), or if such securities are not certificated, will deliver a true and correct copy of the Company's equity register reflecting the securities held by such holder as part of the operating agreement of the Company. The Company will not be required to issue or deliver the securities until the holder of such Note has surrendered the Note to the Company (or provided an instrument of cancellation or affidavit of loss).

5. Representations and Warranties of the Company. In connection with the transactions contemplated by this Agreement, the Company hereby represents and warrants to the Purchasers as follows:

5.1 Due Organization; Qualification and Good Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2 Authorization and Enforceability. Except for the authorization and issuance of the underlying equity securities, all corporate action has been taken on the part of the Company and its officers, managers and members necessary for the authorization, execution and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all action required to make all of the obligations of the Company reflected in the provisions of this Agreement and the Notes valid and enforceable in accordance with their terms.

6. Representations and Warranties of the Purchasers. In connection with the transactions contemplated by this Agreement, each Purchaser, severally and not jointly, hereby represents and warrants to the Company as follows:

6.1 Each Purchaser has full power and authority (and, if such Purchaser is an individual, the capacity) to enter into this Agreement and to perform all obligations required to be performed by it hereunder. This Agreement, when executed and delivered by each Purchaser, will constitute such Purchaser's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.2 Each Purchaser acknowledges that this Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, which such Purchaser confirms by executing this Agreement, that the Notes, and any equity securities issuable upon conversion (collectively, the "**Securities**") will be acquired for investment for such Purchaser's own account, not as a nominee or agent (unless otherwise specified on such Purchaser's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, each Purchaser further represents that such Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, each Purchaser also represents it has not been organized solely for the purpose of acquiring the Securities.

6.3 Each Purchaser understands that the Company is conducting an offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. Each Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission ("**SEC**") and is being made available on the Wefunder crowdfunding portal's (the "**Portal**") website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"), and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

6.4 Each Purchaser acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. Each Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. Each Purchaser confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either

legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, each Purchaser is not relying on the advice or recommendations of the Company, the Portal, or any of their respective affiliates, and such Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for such Purchaser. Each Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.5 Each Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. Including the amount set forth in this Agreement for the purchase of the Securities, in the past 12-month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

6.6 The Purchaser has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Securities.

6.7 Each Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Purchaser's representations as expressed herein. Each Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, each Purchaser understands that it must bear the economic risks of the investment in the Securities for an indefinite period of time.

6.8 Each Purchaser understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities. Each Purchaser agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6.9 The Purchaser confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities

under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

6.10 If the Purchaser is an individual, such Purchaser resides in the state or province identified in the address shown on such Purchaser's signature page hereto. If the Purchaser is a partnership, corporation, limited liability company or other entity, such Purchaser's principal place of business is located in the state or province identified in the address shown on such Purchaser's signature page hereto.

6.11 If a Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. Each such Purchaser's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of such Purchaser's jurisdiction. Each such Purchaser acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

6.12 HIGH RISK INVESTMENT. **THE PURCHASER UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Purchaser has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6.13 The Purchaser understands that, unless it notifies the Company in writing to the contrary at or before the Closing, each of it's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

6.14 The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall

return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

7. Miscellaneous.

7.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the Requisite Noteholders. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.2 Choice of Law. This Agreement and the Notes, and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

7.3 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, email (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4 Titles and Subtitles. The titles and subtitles used in this Agreement are included for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5 Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 7.5).

7.6 Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

7.7 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable

attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.8 Entire Agreement; Amendments and Waivers. This Agreement, the Notes and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. The Company's agreements with each of the Purchasers are separate agreements, and the sales of the Notes to each of the Purchasers are separate sales. Notwithstanding the foregoing, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Noteholders. Any waiver or amendment effected in accordance with this Section 7.8 will be binding upon each party to this Agreement and each holder of a Note purchased under this Agreement then outstanding and each future holder of all such Notes.

7.9 Effect of Amendment or Waiver. Each Purchaser acknowledges and agrees that by the operation of Section 7.8 hereof, the Requisite Noteholders will have the right and power to diminish or eliminate all rights of such Purchaser under this Agreement and each Note issued to such Purchaser.

7.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provisions were so excluded and this Agreement will be enforceable in accordance with its terms.

7.11 Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Each Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first Regulation A+ or underwritten public offering (the "**IPO**") of its equity securities under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any equity securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for equity securities (whether any such securities are then owned by the Purchaser or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of equity securities, in cash, or otherwise. The foregoing provisions of this Section 7.11(a) will: (x) apply only to the IPO and will not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement; (y) not apply

to the transfer of any securities to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Purchasers only if all officers and managers of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding equity securities of the Company. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 7.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7.11(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7.11(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to each Purchaser's registrable securities of the Company (and the Company units or securities of every other person subject to the foregoing restriction) until the end of such period. Each Purchaser agrees that a legend reading substantially as follows will be placed on all certificates representing all of such Purchaser's registrable securities of the Company (and the Company securities of every other person subject to the restriction contained in this Section 7.11(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, each Purchaser agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.11(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Purchaser has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably

satisfactory to the Company that such disposition will not require registration under the Securities Act.

Each Purchaser agrees that it will not make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(c) Legends. Each Purchaser understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

7.12 Exculpation among Purchasers. Each Purchaser acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. Each Purchaser agrees that no other Purchaser, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other Purchaser, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

7.13 Acknowledgment. For the avoidance of doubt, it is acknowledged that each Purchaser will be entitled to the benefit of all adjustments in the number of securities of the Company's capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the securities set forth in the Note that occur prior to the conversion of the Notes.

7.14 Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith.

7.15 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY

DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Chisos, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT A

Form of Convertible Promissory Note

THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

Los Angeles, California

For value received, Chisos, LLC, a Delaware limited liability company (the "*Company*"), promises to pay to [ENTITY NAME] or its assigns ("*Holder*") the principal sum of $[AMOUNT] together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (the "*Note*") is issued pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (as amended, the "*Agreement*") dated as of even date herewith to Holder. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder, by the acceptance of this Note, agrees:

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the earlier of (a) March 31, 2023 (the "*Maturity Date*"), *provided that* payment in full hereunder shall be effected by means of automatic conversion into Equity Securities (as defined below) as set forth in Section 3(b) below, or (b) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Holder made automatically due and payable, in each case, in accordance with the terms hereof.

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall accrue at the rate of six percent (6.00%) per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable only on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium upon Sale of the Company or Initial Public Offering.

(a) In the event that the Company issues and sells its Equity Securities to investors (the "*Investors*") on or before the date of the repayment in full of this Note in a bona fide equity financing resulting in gross proceeds to the Company of at least Three Million Dollars ($3,000,000) (excluding the conversion of the Notes and any other indebtedness) (a "*Qualified*

Financing"), then the outstanding principal balance of this Note and any accrued but unpaid interest shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the Conversion Price (as defined below) immediately prior to the initial closing of the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes. For purposes of this Note, "*Conversion Price*" means either (i) ninety percent (90.00%) of the per Equity Security price paid by the Investors in the Qualified Financing, or (ii) the price per Equity Security equal to $15,000,000 divided by the Company Capitalization (as defined below) (the "*Capped Price*"), whichever is less. For purposes of this Note, "*Company Capitalization*" means the sum, as of immediately prior to the Qualified Financing, of (i) all Equity Securities of the Company (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this Note, and (B) all other Notes (or similar instruments), and (ii) all Equity Securities reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

(b) In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any accrued but unpaid interest shall automatically convert into Equity Securities at a conversion price equal to the Capped Price. In connection with the conversion contemplated by this Section 3(b), the Company shall amend its Limited Liability Company Operating Agreement and any other governing documents as may be necessary or desirable to authorize and issue the Equity Securities.

(c) Upon conversion of this Note in full or the payment in full of the amounts due hereunder, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

(d) Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company or Initial Public Offering (each such term is defined below) prior to the conversion or repayment in full of this Note, the Holder may either, by written election, in either case in full satisfaction of the Company's obligations under this Note, (i) require mandatory cash payment of the Note or (ii) convert immediately prior to such Sale of the Company or Initial Public Offering into fully paid and nonassessable Equity Securities at a price per Equity Security equal to either (x) 90% of the Sale of the Company price or Initial Public Offering price, as applicable, or (y) the Capped Price, whichever is less (and treating the date of such Sale of the Company or Initial Public Offering as a Qualified Financing solely for purposes of calculating such Capped Price).

(e) The Company will use its best efforts to take such corporate action as may, in the opinion of counsel, be necessary to increase its authorized but unissued Equity Securities to such number of Equity Securities as shall be sufficient for such purposes prior to such conversion.

(f) If this Note is to be automatically converted pursuant to Section 3(a) or Section 3(b), written notice shall be delivered to Holder at the address last shown on the records of the Company for Holder or given by Holder to the Company for the purpose of notice, notifying

Holder of the conversion to be effected, specifying the conversion price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such Holder to surrender to the Company, in the manner and at the place designated, the Note. Upon such conversion of this Note, Holder hereby agrees to execute and deliver to the Company all transaction documents entered into by other purchasers participating in the Qualified Financing, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an Initial Public Offering). Holder also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing for cancellation; *provided, however*, that upon the closing of the Qualified Financing, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to such Holder a certificate or certificates for the number of Equity Securities to which Holder shall be entitled upon such conversion. Any conversion of this Note pursuant to Section 3(a) or Section 3(b) shall be deemed to have been made immediately prior to the closing of the Qualified Financing or on the Maturity Date, as applicable, and on and after such date the persons or entities entitled to receive the Equity Securities issuable upon such conversion shall be treated for all purposes as the record holder of such Equity Securities.

(g) Before Holder shall be entitled to convert this Note, it shall surrender this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) and give written notice to the Company at its principal corporate office of the election to convert the same pursuant to Section 3(d), and shall state therein the amount of the unpaid principal amount of this Note to be converted. Upon such conversion of this Note, Holder hereby agrees to execute and deliver to the Company a customary purchase agreement, a Holder rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an Initial Public Offering) as may be in existence at the time or as reasonable requested by the Company. The Company shall, as soon as practicable thereafter, issue and deliver to such Holder a certificate or certificates for the number of Equity Securities to which Holder shall be entitled upon such conversion. Any conversion of this Note pursuant to Section 3(d) shall be deemed to have been made upon the satisfaction of all of the conditions set forth in this Section 3(g) and on and after such date the persons or entities entitled to receive the Equity Securities issuable upon such conversion shall be treated for all purposes as the record holder of such Equity Securities.

(h) For purposes of this Note:

(i) "*Sale of the Company*" shall mean (i) any consolidation or merger of the Company with or into any corporation or other entity or person, or any other reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of

related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) "*Initial Public Offering*" shall mean the closing of the Company's first firm commitment underwritten initial public offering of the Company's Common Stock pursuant to a registration statement filed under the Securities Act of 1933, as amended.

(iii) "*Equity Securities*" shall mean the Company's shares of capital stock, units, membership interests, as applicable, and any other equity securities.

4. Maturity. Unless this Note has been previously converted or satisfied in accordance with the terms of Sections 3(a) through (d) above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Holder in enforcing and collecting this Note.

6. Prepayment. The Company may prepay this Note prior to the Maturity Date, with no prepayment penalty or premium, only with the prior written consent of the Holder.

7. Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Agreement to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Holder may exercise any other right power or remedy granted to it by the Agreement or otherwise permitted to it by law, either by suit in equity or by action at law, or both. The occurrence of any one or more of the following shall constitute an Event of Default:

(a) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) The Company shall fail to observe or perform any covenant, obligation, condition, or agreement contained in the Agreement or any Note;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes

any corporate action in furtherance of any of the foregoing; or

(d) Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its Subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 60 days of commencement.

8. Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

9. Security. This Note is a general unsecured obligation of the Company.

10. Priority. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the "*Senior Debt*"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "*Senior Creditors*") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "*Default Notice*"), the Company will not make, and the Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

11. Officers and Managers not Liable. In no event will any officer or manager of the Company be liable for any amounts due and payable pursuant to this Note.

12. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice among the Company and the Holder will be governed by the terms of the Purchase Agreement..

13. Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal.

14. Approval. The Company hereby represents that its manager has approved the Company's execution of this Note based upon a reasonable belief that the principal provided

hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

[*Remainder Intentionally Left Blank; Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Chisos, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited